REXAM

RECEIVED

2007 MAR 21 A 10:30

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

13 March 2007

SUPPL

07021966

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith

Jennifer Smith
Deputy Company Secretary

PROCESSED
MAR 2 3 2007
THOMSON FINANCIAL

dlw 3/21

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

FILE 82-3

Latest News

12 March 2007

Rexam to sell its glass business for €660m (£449m)

Rexam, the global consumer packaging company and the world's leading beverage can maker, announces that it has reached agreement with Ardagh Glass Group plc to divest its entire glass business for a cash consideration of €660m (£449m) including borrowings and other liabilities disposed and subject to certain net asset adjustments. The transaction is conditional on competition authority approvals in Germany and Poland.

In 2006, Rexam Glass, which employs 3,600 people and focuses on the north European market, reported sales of £437m and operating profit of £40m before allocation of central costs amounting to £4m. Following the disposal, the central costs will be reapportioned to Rexam's other business segments. As at 31 December 2006, Rexam Glass had net operating assets of £372m including goodwill.

The sale follows a review of the position of the glass business within Rexam's consumer packaging portfolio and is consistent with Rexam's strategy to focus investment on organic growth and acquisitions in higher growth and emerging markets. In the short term the proceeds will be used to reduce borrowings.

Commenting on the sale, Leslie Van de Walle, Rexam's CEO, said: "Rexam Glass is a strong, well run operation and will fit well with Ardagh, a dedicated player in glass. Rexam's strategy remains to focus on profitable growth in its core Beverage Can and Plastic Packaging businesses. We have a strong track record of achieving high rates of return on our investments and the proceeds from this sale provide the financial flexibility to generate attractive long term returns for our shareholders."

Enquiries +44 20 7227 4100
Leslie Van de Walle, Chief Executive Officer
David Robbie, Finance Director

Financial Dynamics +44 20 7269 7186

Credit Suisse advised Rexam on the sale.

END

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